Exhibit 2.2

CERTIFICATE OF INCORPORATION

OF

THE CHOSEN, INC.

THE UNDERSIGNED, in order to form a corporation for the purposes herein stated, under and pursuant to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

FIRST: The name of the corporation is The Chosen, Inc. (the “Corporation”).

SECOND: The registered office of the Corporation is to be located at 850 New Burton Road, Suite 201, in the City of Dover in the County of Kent, in the State of Delaware 19904. The name of its Registered Agent at such address is Cogency Global Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH: The total number of shares of all classes of capital stock that the Corporation is authorized to issue is (a) 35,000,000 shares of Common Stock, $0.001 par value per share (“Common Stock”), of which (i) 10,000,000 shares are designated as “Series A Common Stock”, and (ii) 25,000,000 shares are designated as “Series B Common Stock”; and (b) 8,000,000 shares of Preferred Stock, $0.001 par value per share (“Preferred Stock”). Except as set forth in this Certificate of Incorporation, the powers, privileges and rights of the varying classes and series of capital stock of the Corporation, and the qualifications, limitations or restrictions thereof, shall be identical.

A.            Common Stock

Except as otherwise required by law, as provided in this Certificate of Incorporation, and as otherwise provided in the resolution or resolutions, if any, adopted by the board of directors of the Corporation (the “Board”) with respect to any series of the Preferred Stock, the holders of the Common Stock shall exclusively possess all voting power. In addition, except as otherwise required by law, as provided in this Certificate of Incorporation, and as otherwise provided in the resolution or resolutions, if any, adopted by the Board with respect to any series of the Preferred Stock, on any matter presented to the holders of Common Stock and Preferred Stock for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), the holders thereof shall vote together as a single class, whereby (i) each holder of shares of Common Stock shall be entitled to the number of votes set forth in clauses (x) and (y) immediately below, as applicable, and (ii) each holder of shares of Preferred Stock shall be entitled to one (1) vote for each share held by such holder. For any matter presented to the holders of Common Stock for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), (x) the holders of Series A Common Stock are entitled to ten (10) votes for each share of Series A Common Stock, and (y) the holders of Series B Common Stock are entitled to one (1) vote for each share of Series B Common Stock. Subject to the rights of holders of any series of outstanding Preferred Stock, holders of shares of Common Stock shall have equal rights of participation in the dividends and other distributions in cash, stock or property of the Corporation when, as and if declared thereon by the Board from time to time out of assets or funds of the Corporation legally available therefor and shall have equal rights to receive the assets and funds of the Corporation available for distribution to stockholders in the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary.

B.            Preferred Stock

The Board is hereby authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted by the Board.

Notwithstanding the foregoing, 6,000,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated “Series A Preferred Stock” with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to “Sections” in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth.

1.            Dividends.

The holders of then outstanding shares of Series A Preferred Stock shall be entitled to receive, only when, as and if declared by the Board, out of any funds and assets legally available therefor, dividends at the rate of up to 120% of the Original Issue Price (as defined below) for each share of Series A Preferred Stock (the “Preferential Dividends”), prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock), until such time such holders have received in the aggregate 120% of the Original Issue Price for each share of Series A Preferred Stock. The right to receive dividends on shares of Series A Preferred Stock pursuant to the preceding sentence of this Section 1 shall not be cumulative, and no right to dividends shall accrue to holders of Series A Preferred Stock by reason of the fact that dividends on said shares are not declared. The “Original Issue Price” shall mean, with respect to the Series A Preferred Stock, $2.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock.

2.            Short-Term Asset Sale; Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Other Asset Sales.

2.1            Preferential Payments to Holders of Preferred Stock (Short-Term Asset Sale). In the event of any sale by the Corporation of all or substantially all of the assets of the Corporation, in a single transaction or series of related transactions, within twelve (12) months of the date of the filing of this Certificate of Incorporation (a “Short-Term Asset Sale”), the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders an amount per share equal to 1.2 times the Original Issue Price, less any Preferential Dividends (collectively, the “Short-Term Preferential Payments”). If upon any Short-Term Asset Sale, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. Any remaining proceeds from any Short-Term Asset Sale shall be used, reserved, distributed or otherwise in such manner as determined by the Board.

2.2            Other Preferential Payments to Holders of Preferred Stock. Subject to Section 2.1, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to 1.2 times the Original Issue Price, less any Short-Term Preferential Payments (collectively, the “Other Preferential Payments”). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Section 2.2, the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.3            Distribution of Remaining Assets. Subject to Section 2.1, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts (as defined below) required to be paid to the holders of shares of Series A Preferred Stock the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Series A Preferred Stock pursuant to Section 2.2 shall be distributed among the holders of the shares of Series A Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder. The aggregate amount which a holder of a share of Series A Preferred Stock is entitled to receive under Sections 2.2 and 2.3 is hereinafter referred to as the “Liquidation Amount.”

2.4            Deemed Liquidation Events.

2.4.1            Definition. Subject to Section 2.1, each of the following events shall be considered a “Deemed Liquidation Event” unless the holders of at least a majority of the outstanding shares of Series A Preferred Stock (the “Requisite Holders”), exclusively and as a separate class, elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a)	a merger or consolidation in which

(i)	the Corporation is a constituent party or

(ii)	a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)            (1) the sale in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale is to a wholly owned subsidiary of the Corporation.

2.4.2            Effecting a Deemed Liquidation Event. The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.4.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the “Merger Agreement”) provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.2 and 2.3.

2.4.3            Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, or sale shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board.

2.4.4            Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.4.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the “Additional Consideration”), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the “Initial Consideration”) shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.2 and 2.3 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.2 and 2.3 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.4.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3.            Voting. On any matter presented exclusively to the holders of Series A Preferred Stock pursuant to Section 2.4.1 for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast one (1) vote for each share of Series A Preferred Stock as of the record date for determining stockholders entitled to vote on such matter.

4.            Mandatory Conversion.

4.1            Trigger Event. Upon receipt of the Short-Term Preferential Payments or the Other Preferential Payments (such time, the “Mandatory Conversion Time”), then such share of Series A Preferred Stock shall automatically be converted into a share of Series B Common Stock on a one-to-one (1:1) basis.

4.2            Procedural Requirements. All rights with respect to the Series A Preferred Stock converted pursuant to Section 4.1 will automatically terminate at the Mandatory Conversion Time. Such converted Series A Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

5.            Converted or Otherwise Acquired Shares. Any shares of Series A Preferred Stock that are converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred.

6.            Waiver. Except as otherwise set forth herein, any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7.            Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the DGCL, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: The name and mailing address of the incorporator is: Susan Zalduendo, c/o Loeb & Loeb LLP, 321 N. Clark Street, Suite 2300, Chicago, IL 60654.

SIXTH: Subject to any applicable rights of the holders of any series of Preferred Stock, the number of directors of the Corporation which shall constitute the entire Board shall be the number of directors as fixed from time to time in accordance with the Bylaws of the Corporation (the “Bylaws”). The election of directors need not be by written ballot unless the Bylaws so provide.

SEVENTH: The Bylaws may be altered, amended, supplemented or repealed or new Bylaws may be adopted (a) by the stockholders, by the affirmative vote or written consent of the holders of a majority of the shares entitled to vote, or (b) by a resolution adopted by a majority of the whole Board at any regular or special meeting of the Board. The stockholders, by the affirmative vote or written consent of the holders of a majority of the shares entitled to vote, shall have authority to change or repeal any Bylaws adopted by the directors.

EIGHTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders of this Corporation, as the case may be, and also on this Corporation.

NINTH: Anything to the contrary in this Certificate of Incorporation notwithstanding and to the fullest extent permitted by the DGCL, no director or officer shall be liable personally to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, provided however, that nothing in this paragraph shall eliminate or limit the liability of a director or officer (a) for any breach of such person’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, or (d) for any transaction from which such person derived an improper personal benefit. The modification or repeal of this Article Ninth shall not affect the restriction hereunder of a director’s or officer’s personal liability for any act or omission occurring prior to such modification or repeal.

TENTH:      The Corporation, to the full extent permitted by Section 145 of the DGCL, as amended from time to time, shall indemnify all persons whom it may indemnify pursuant thereto. Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding for which such officer or director may be entitled to indemnification hereunder shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation as authorized hereby.

ELEVENTH:

A. Subject to the last sentence in this Section 11.1, and unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Certificate of Incorporation or the Bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder's counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction. Notwithstanding the foregoing, (i) the provisions of this Article Eleventh, Paragraph A will not apply to suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction and (ii) unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

B. If any action the subject matter of which is within the scope of Article Eleventh, Paragraph A immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Article Eleventh, Paragraph A immediately above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.

C. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any sentence of this Article Eleventh, Paragraph C containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article Eleventh, Paragraph C.

TWELFTH:      The doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to the Corporation or any of its officers or directors in circumstances where the application of any such doctrine would conflict with any fiduciary duties or contractual obligations they may have as of the date of this Certificate of Incorporation or in the future. In addition to the foregoing, unless the Corporation and a director or officer of the Corporation otherwise agree in writing, the doctrine of corporate opportunity shall not apply to any other corporate opportunity with respect to any of the directors or officers of the Corporation unless such corporate opportunity is offered to such person solely in his or her capacity as a director or officer of the Corporation and such opportunity is one the Corporation is legally and contractually permitted to undertake and would otherwise be reasonable for the Corporation to pursue.

I, the undersigned, being the sole incorporator, for the purpose of forming a corporation under the laws of the State of Delaware do make, file and record this Certificate of Incorporation, do certify that the facts herein stated are true, and accordingly, have hereto set my hand and seal this 29th day of November, 2022.

/s/ Susan Zalduendo
Susan Zalduendo, Incorporator
c/o Loeb & Loeb LLP
321 N. Clark Street, Suite 2300
Chicago, IL 60654

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